Filed by SCR-Sibelco NV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fairmount Santrol Holdings Inc.

(Commission File No. 001-36670)

December 12, 2017

Dear Colleagues,

Merger of Unimin Corporation with Fairmount Santrol

We are excited to announce the merger of Unimin Corporation with Fairmount Santrol, a leading silica producer serving oil & gas and industrial businesses located in North America. This merger represents a significant opportunity for our customers, employees, and other stakeholders. Upon the anticipated close in the second half of 2018, both organizations will form a new combined public company, with Sibelco as majority shareholder.

By joining together, this merger will bring the two organizations increased scale, broader and more diverse product offerings, enhanced capabilities, and an expanded and more resilient supply chain. The new company will consist of an extensive network of flagship plants and strategically located terminals in North America; enabling cost competitive supply to all major shale plays. Additionally, as a public company, the new company will have greater access to capital to further invest and grow the business.

This merger includes Unimin Corporation and subsidiaries throughout United States, Canada and Mexico. As a business that serves the electronic and other high-tech export markets, our specialty High Purity Quartz (“HPQ”) business will remain with Sibelco, where there are existing synergies and continued plans for growth. For more information, please see the news release www.unimin.com/fairmountmerger.

We realize this type of transaction brings many unknowns and we are committed to providing you regular communications throughout. Later this week, we will be launching an employee intranet page, where we will answer questions and post relevant integration news. Over the coming months, we will form an integration team, with members from both companies. The integration team will work to address how we can best bring our companies together and capitalize on the strengths and talent across each organization.

There is a bright future ahead for both Sibelco and the new combined company. Upon merger close, Jenniffer Deckard, Fairmount Santrol CEO, will be appointed CEO of the combined company. The executive leadership team will include a combination of existing leaders from both Unimin and Fairmount Santrol. We believe there will be enhanced growth opportunities for our employees as part of a larger company with diverse revenue streams. Together, we will be well placed to continue our ambitious growth plans supported by a strong and mutually-shared culture that cares for people and prioritizes their health and safety.

This merger is required to undergo a regulatory review process and meet customary closing conditions, which we anticipate completing in the second half of 2018. Business continuity during this period, through prioritizing safety and caring for our customers, is our top priority. This means, we are asking you to continue business as usual as we work towards completion of the deal. Please note, that any inquiries from the press, should be directed to Laurence Boens, laurence.boens@sibelco.com.

This is an historic day for Sibelco, Unimin, and Fairmount Santrol. Our employees are, and will continue to be, the foundation of our success. I hope you share in our enthusiasm about this merger and the new opportunities it will provide to all of us. There is still much to do as we work toward the anticipated close in the second half of 2018 and we look forward to your support as we continue our journey together.

Jean-Luc Deleersnyder Chief Executive Officer Sibelco Corporation

www.sibelco.com | Phone +32 3 223 66 11 | Email info@sibelco.com

Sibelco NV Plantin en Moretuslei 1a, B-2018 Antwerpen, België

RPR Antwerpen 0404 679 941 | BTW BE 404 679 941 | ING BE38 3200 0042 7072 | BIC CODE BBRUBEBB

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Unimin’s and/or Fairmount Santrol’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Unimin’s and/or Fairmount Santrol’s respective businesses; and the parties being unable to successfully implement integration strategies. While Unimin and/or Fairmount Santrol may elect to update forward-looking statements at some point in the future, Unimin and Fairmount Santrol specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Additional Information

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Fairmount Santrol STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.Fairmount Santrol.com.

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.